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SEARCH                                            ELLIS A. REGENBOGEN
FINANCIAL                                         EXECUTIVE VICE PRESIDENT
SERVICES INC.                                     GENERAL COUNSEL



                        December 30, 1997


Value Partners, Ltd.
Suite 4660 West
2200 Ross Avenue
Dallas, TX  75201-2790

Gentlemen:

    In response to the demands contained in paragraphs 11-14 of your letter dated December 19, 1997, we are enclosing the documents listed in Schedule A attached to this letter (the "stockholder list"). These are the most recent documents in our possession that are responsive to those paragraphs.

    In providing the stockholder list to you, we have relied on the affidavit of Mr. Timothy G. Ewing stating that (1) the stockholder list will be used for the limited purposes of soliciting proxies or consents with respect to the proposed exchange offer of common stock of Search Financial Services Inc. ("Search") for preferred stock of Search and/or the proposed reclassification of Search's preferred stock into common stock and/or communicating with stockholders regarding the operations of Search, and for no other purposes and (2) no disclosure of any information contained in the stockholder list will be made to any person other than the record and beneficial owners of Search's preferred stock or an employee or agent of yours to the extent necessary to effect the communication with or solicitation of such stockholders. If your plans change so that the affidavit is no longer accurate, we must require that you immediately return the stockholder list to us.

    We are continuing to review and analyze documents that may be responsive to the other paragraphs of your December 19th letter.
As your counsel has suggested, we will redact documents to the extent they include financial projections. The documents provided to you by Mr. Leary on December 23rd do include financial projections.
Some of the responsive documents may include non-public information regarding proposed transactions or acquisitions and other proprietary information (e.g., the approach Search uses in analyzing potential acquisitions) the public disclosure of which could cause competitive harm to Search. Such information is properly the subject of a confidentiality agreement. See, e.g., Maddrey/Rainsford Partners v. Milliken & Co., Del Ch., C.A. No. 11199, Harnett, V.C. (May 4, 1990) (conditioning shareholders' right to inspect corporation's books and records upon the execution of a reasonable confidentiality agreement). As we complete our review of these documents, we will advise you if we believe a confidentiality agreement is necessary.

                                               Sincerely,


                                              /s/ Ellis A. Regenbogen
                                              Ellis A. Regenbogen

Enclosures
 cc:Gerald F. Heupel, Jr. (w/o enclosures)

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                                                             Schedule A


1. List of registered holders of the 9%/7% Convertible Preferred Stock (the "Preferred Stock")

2. Security Position Listing of The Depository Trust Company with respect to the Preferred Stock

3.  List of Non-Objecting Beneficial Owners of the Preferred Stock

4.  Omnibus Proxies with respect to the Preferred Stock from the following:

     a.The Depository Trust Company
     b.Pershing/Division of DLJ
     c.Philadelphia Depository Trust Co.
     d.Chemical Banking Corporation
     e.The Chase Manhattan Bank
     f.United Missouri Bank, N.A.
     g.The Bank of New York(3)
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